

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 13, 2016

Via E-mail
Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8,
9000 Ghent, Belgium

  **Re: Remedent, Inc.**
    **Form 10-K for Fiscal Year Ended March 31, 2015**
    **Filed June 29, 2015**
    **File No. 1-15975**

Dear Mr. Van Acker:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant
        Office of Electronics and Machinery